Exhibit 4.5

[BOS Letterhead]

     January 13, 2013

Mr. Gil Picovsky, Managing Partner
Cukierman & Co. Investment House Ltd.
3 Daniel Frish St., Tel Aviv 64731, Israel

Re: B.O.S Better Online Solutions Ltd. Services Agreement

Dear Sir:

Reference is made to that Services Agreement dated as of April 15, 2003, as supplemented in August 22, 2004 and May 24, 2010, by and among B.O.S. Better Online Solutions Ltd., BOS-Dimex Ltd. (previously BOScom Ltd.) (together, the “Company”) and Cukierman & Co. Investment House Ltd. (“CIH”) (the “Agreement”).

Pursuant to the Agreement, CIH’s scope of services to the Company is divided into three activities: Private Placements, Mergers and Acquisitions, and Business Development (the “Services”). The Agreement provides for a monthly retainer fee (the “Retainer”) of $10,000 plus VAT as payment for these Services (in addition to per-transaction success fees).

Section 9(d) of the Agreement provides that the Company may ask to continue with only part of the Services. This would result in a corresponding reduction in the Retainer, in accordance with the breakdown set forth therein.

Please be advised that, as previously discussed, the Company has decided to discontinue the Private Placement portion of the Services, commencing July 1, 2012. As a result, the Retainer payable in respect of July 2012 onwards is set to $6,350, reflecting payment for the Business Development and Merger and Acquisitions activities only.

In addition, in view of the Company’s cash-flow needs, the Company has requested, and CIH has agreed, that payment of the Retainer shall be made by way of equity (i.e., issuance to CIH of Company’s ordinary shares) instead of in cash, as follows:

•	Payment will be made once a year, at the end of each calendar year.
•
The price per Company ordinary share used for the calculation will be equal to the weighted average closing price of the ordinary shares on the applicable stock market on the 20 trading days ending on December 31th of the year.

This arrangement shall come into effect for Retainer payments due in respect of July, 2012 onwards.  CIH’s entitlement to success fees under the term of the agreement remains unchanged.

We wish to thank you for your continued services and support of the Company.

Sincerely, Eyal Cohen, CFO

Accepted and Agreed:
Cukierman & Co Investment House Ltd.

By:  ___________________________________
Name:      Gil Picovsky
Title:        Managing Partner